UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

June 30, 2026

Date of Report (Date of earliest event reported)

UY SCUTI ACQUISITION CORP.

(Exact Name of Registrant as Specified in Charter)

Cayman Islands	001-42577	N/A
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

39 E. Broadway, Suite 603
New York, New York 10002

(Address of Principal Executive Offices, and Zip Code)

(412) 947-0514

Registrant’s Telephone Number, Including Area Code

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communication pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Ordinary Share, $0.0001 par value, and one right	UYSCU	The Nasdaq Stock Market LLC
Ordinary Shares, $0.0001 par value	UYSC	The Nasdaq Stock Market LLC
Rights to receive one-fifth (1/5th) of one Ordinary Share	UYSCR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

As previously disclosed, on July 18, 2025, UY Scuti Acquisition Corp. (the “Company” or “UYSC”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Isdera Group Limited, a Cayman Islands company (“Isdera Group”), a company that shall become the parent company of Xinghui Automotive Technology (Hainan) Co., Ltd, (“Xinghui Automotive Technology”), and Xinghui Automotive Technology’s principal shareholders for a business combination. The Merger Agreement contemplates that (i) the Company shall form a company in the Cayman Islands as an exempted company and a wholly-owned subsidiary (“Isdera, Inc” or the “Purchaser”) and (ii) Purchaser shall form a company in the Cayman Islands as an exempted company and a wholly-owned subsidiary (the “Merger Sub”) for the purposes of consummating the business combination transactions described in the Merger Agreement. Pursuant to the Merger Agreement, the Company will merge with and into Purchaser, resulting in the Company’s shareholders becoming shareholders of the Purchaser and concurrently therewith, Merger Sub will merge with and into Isdera Group, with Isdera Group surviving the merger and resulting in Purchaser acquiring 100% of the issued and outstanding equity securities of Isdera Group (the “Business Combination”).

On June 30, 2026, the Company caused an aggregate of $450,000 to be deposited into the trust account (the “Trust Account”) established in connection with the Company’s initial public offering in order to extend the time that the Company has to consummate an initial business combination. Such deposit was made pursuant to the Company’s Second Amended and Restated Memorandum and Articles of Association, as amended, and the Investment Management Trust Agreement, as amended, governing the Trust Account. The $450,000 extension payment was loaned to the Company by Isdera HK Limited, an affiliate of Isdera Group. The Company expects to issue a promissory note to the lender with respect to such loan, and will file a copy of the note as an exhibit to a Current Report on Form 8-K.

Item 8.01 Other Events.

As a result of the deposit of $450,000 to the Trust Account as described in Item 2.03 of this Current Report on Form 8-K, the Company extended the deadline by which it must consummate its initial business combination for the second three-month extension period, from July 1, 2026, to October 1, 2026.

IMPORTANT NOTICES

Additional Information and Where to Find It

In connection with the transaction described herein, Isdera, Inc., a subsidiary of the Company, and Isdera Group Limited will file relevant materials with the SEC, including a registration statement on Form F-4 or From S-4 (as may be amended from time to time) that will include a proxy statement and a registration statement/preliminary prospectus (the “Registration Statement”) pertaining to such transaction. Promptly after the Registration Statement is declared effective, the proxy statement/prospectus will be sent to all shareholders of UY Scuti Acquisition Corp. (“UYSC”) that are entitled to vote at the special meeting relating to the transaction as of a record date to be established for voting at the special meeting. Before making any voting decision, the shareholders of UYSC are urged to read the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the transaction as they become available because they will contain important information about the transaction and the parties to the transaction. Shareholders will also be able to obtain a copy of the Registration Statement and proxy statement/prospectus without charge from UYSC. The Registration Statement and proxy statement/prospectus, once available, may also be obtained without charge at the SEC’s website at www.sec.gov or by writing to UYSC at 39 E. Broadway, Suite 603, New York, New York 10002.

INVESTORS AND SECURITY HOLDERS OF UYSC ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE TRANSACTIONS THAT UYSC WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT UYSC, ISDERA GROUP LIMITED, AND THE TRANSACTION.

Participants in Solicitation

Isdera Group Limited, UYSC, Isdera, Inc., Merger Sub, and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from the holders of UYSC’s ordinary shares in respect of the proposed transaction. Information about UYSC’s directors and executive officers and their ownership of UYSC’s ordinary shares is currently set forth in UYSC’s prospectus related to its initial public offering dated March 31, 2025, as modified or supplemented by its Annual Report on the Form 10-K for the fiscal year ended March 31, 2025 and any Form 3 or Form 4 filed with the SEC since the date of such filing. Other information regarding the interests of the participants in the proxy solicitation will be included in a registration statement on Form F-4 or S-4 (as may be amended from time to time) that will include a proxy statement and a registration statement/preliminary prospectus pertaining to the proposed transaction when it becomes available. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This Current Report on Form 8-K is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Important Notice Regarding Forward-Looking Statements

This Current Report on Form 8-K contains certain “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended. Statements that are not historical facts, including statements about the pending transactions among UY Scuti Acquisition Corporation, Isdera, Inc., Merger Sub, and Isdera Group Limited, and the transactions contemplated thereby, and the parties’ perspectives and expectations, are forward-looking statements. Such statements include, but are not limited to, statements regarding the proposed transaction, including UYSC’s and Isdera Group’s expectations with respect to future performance and anticipated financial impacts of the business combination, the satisfaction of the closing conditions to the business combination and the timing of the completion of the business combination. The words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties, assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated. Most of these factors are outside the control of UYSC or Isdera Group and are difficult to predict.

Such risks and uncertainties include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement relating to the proposed business combination; (2) the outcome of any legal proceedings that may be instituted against UYSC or Isdera Group following the announcement of the Merger Agreement and the transactions contemplated therein; (3) the inability to complete the business combination, including due to failure to obtain approval of the shareholders of UYSC or other conditions to closing in the Merger Agreement; (4) delays in obtaining or the inability to obtain necessary regulatory approvals (including approval from PRC regulators) required to complete the transactions contemplated by the Merger Agreement; (5) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the transaction to fail to close; (6) the inability to obtain or maintain the listing of the post-acquisition company’s ordinary shares on Nasdaq following the business combination; (7) the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; (8) the ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (9) costs related to the business combination; (10) changes in applicable laws or regulations; (11) the possibility that Isdera Group or the combined company may be adversely affected by other economic, business, and/or competitive factors; and (12) other risks and uncertainties to be identified in the Registration Statement filed by Purchaser and Isdera Group (when available) relating to the business combination, including those under “Risk Factors” therein, and in other filings with the SEC made by UYSC and Isdera Group. UYSC and Isdera Group caution that the foregoing list of factors is not exclusive. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, UYSC and Isdera Group caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither UYSC nor Isdera Group undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this Report on Form 8-K to be signed on its behalf by the undersigned hereunto duly authorized.

UY Scuti Acquisition Corporation

Dated: July 6, 2026	By:	/s/ Jialuan Ma
	Name:	Jialuan Ma
	Title:	Chief Executive Officer

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